Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS

The discussion and analysis which follows in this contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind stockholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements.

Overview

We are a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and private and public organizations. We provide cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by its PureRF wireless hybrid suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface. We offer a wide range of solutions including, national ID registries, e-passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management using the common platform ("MAGNA"). Our product depth and global presence was expanded significantly with our acquisition of the SmartID Division of OTI in December 2013.

We were organized in Israel in 1988 and operate internationally with subsidiaries in the U.S., Tanzania, Panama, Israel and an office in Ecuador.

Acquisition of SmartID Division of OTI

On December 26, 2013, we completed the acquisition OTI’s SmartID Division, including all contracts, software, other related technologies and IP assets. We paid OTI $10 million (less adjustment of $1.2 million) and agreed to make contingent payments of up to $12.5 million pursuant to an earn-out mechanism based on certain performance and other milestones. Such contingent payments include the revenues generated by us from new e-ID projects that will be received by us either through the assignment of contracts by OTI pursuant to the asset purchase agreement or otherwise following December 26, 2013. Earn-out payments are capped at $7.5 million and are due and payable for a period of seven (7) years the date of the agreement. However, the payments of the amounts due and payable pursuant to the earn-out mechanism may be accelerated if we receive certain new project or if we sell all or substantially all of the assets or contractual rights of our e-ID activities to a third party, other than an affiliate. Furthermore, if at any time during the period commencing as of the date of the agreement and ending on the December 26, 2016, we are awarded or otherwise receive orders under certain potential projects that were disclosed to us as part of the acquisition, the gross amount of all potential revenues under such orders or awards during each of the three 12-month periods following the closing date will be divided into units of $20 million each, or an award unit, and with respect to each full award unit in each year, we agreed to pay OTI $1,666,667 as additional consideration for the acquisition. Such amount will be payable in accordance with the earn-out mechanism, provided that the aggregate amount of all such additional consideration will not exceed $5 million. In addition for each award unit earned, the period of the OTI’s earn-out eligibility will be extended by an additional 12 month period.

General

Our consolidated financial statements appearing in this report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 830, “Foreign Currency Translation.” The majority of our sales are made outside Israel in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are re-measured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The financial statements of certain subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Results of Operations

Our revenues for the six months ended June 2014, increased by $8.5 million or 217%, to $12.4 million compared to $4 million for the six months period ended June 30, 2013. The increase in our revenues in the first half of 2014, was attributable mainly to the strength of our relationships with current and new customers, which is reflected by both our ongoing contracts, transferred contracts from OTI, as well as new orders that we have secured during this period, some of which were very significant. These contracts have provided us with revenue streams well beyond what we had in 2013.

Our gross profit margin decreased from 86% in the first half of 2013 to 78% in the first half of 2014. The decrease in gross profit margin is attributable to new contracts received in the first half of 2014, which represent a different mix of revenue, with a lower gross profit margin in comparison to the ongoing recurring revenue, which accounted for most of the revenue generated in the first half of 2013.

Our operating expenses increased in first six months of 2014 to $6.1 million from $2.2 million in first six months of 2013, an increase of 177%. This increase in operating expenses in the first half of 2014, was primarily due to an increase of: (i) $1.5 million arising from R&D capitalization costs released from previous years and an increase in additional R&D investments, and (ii) $0.8 million in salaries and expenses related to the increase of our sales and marketing department resulting from the acquisition of the SmartID division of OTI.

We had financial expenses, net of $100,000 in first half of 2014 compared to $45,000 in 2013. Financial expenses consist primarily of guaranties cost related to new contracts received, bank fees and exchange rate expenses. We did not received any major new contracts during the 2013 six month period.

We recorded an income tax benefit of $3 million for the first half of 2013. This benefit resulted from tax loss carry forwards that we estimated that we will be able to offset against current and future taxable income. In the first half of 2014, we did not recognize any additional tax assets. We still have remaining NOLs and during the coming quarters we will reevaluate our profitability expectations and as a result, our tax benefit realization going forward.

As a result of the factors described above, our net income before income tax in first half of 2014 was $3.5 million compared to net income of $1.1 million in first half of 2013, an increase of 218%.

Our net income in first half of 2014 was $3.5 million compared with $4.1 million in the first six months of 2013. The decrease in net income is primarily attributable to the $ 3 million income tax benefit that we recorded in 2013.

Liquidity and Capital Resources

As of June 30, 2014, we had approximately $2.1 million in cash and cash equivalents and our working capital was approximately $ 10.0 million compared with approximately $2.7 million in cash and cash equivalents and working capital of $4.0 million at December 31, 2013

The decrease in our cash and cash equivalents for the six months ended June 30, 2014 is attributable to the increase in cash used in operating activities. Net cash used in operating activities for the first six months of 2014, was $2.2 million compared to net cash provided by operating activities of $0.2 million during the first six months of 2013, an increase of $2.4 million. This increase was primarily due to the $7 million increase in our trade receivables balance as of June 30, 2014, reflecting the significant growth in revenues in the period. Since the end of the second quarter of 2014, we have collected the majority of receivables balance outstanding at June 30, 2014..

Net cash used by investing activities during the first half of 2014 was $1 million compared to $0.1 million used during the first six months of 2013. This increase was primarily due to earn-out payments of $0.23 million according to the acquisition agreement relating to the SmartID division of OTI and from an increase of $0.5 million in our restricted bank deposits related to bank guaranties for transferred contracts from OTI as part of the SmartID division acquisition.

Net cash provided by financing activities during the first six months of 2014 was $2.5 million reflecting proceeds received in this period from issuance of restricted share and exercise of options.

We currently do not have significant capital spending or purchase commitments other than with respect to the contingent and earn-out payments associated with our acquisition of the SmartID Division. We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months.

Seasonality

Our operating results are generally not characterized by a seasonal pattern except that our volume of sales in Europe is generally higher in the summer months.